LoCorr Investment Trust

December 6, 2019

Public Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re: LoCorr Investment Trust (CIK No. 0001506768) Request for Withdrawal of Registration Statement Filed on Form N-14

Dear Sir or Madam:

LoCorr Investment Trust (the “Trust”) has determined that the Form N-14 filed on its behalf on November 8, 2019 (SEC Accession No. 0000894189-19-007521, File No. 333-234581) was incomplete, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Form N-14 be withdrawn. No securities have been sold in connection with this Form N-14. Please direct any questions concerning this letter to me at (952) 767-6903 or Andrew Davalla at Thompson Hine LLP, counsel to the Trust at (614) 469-3353.

Very truly yours,

/s/Jon Essen
Jon Essen
Secretary and Treasurer
LoCorr Investment Trust